UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number:  1-14118

WORLD COLOR PRESS INC.

(f/k/a Quebecor World Inc.)

(Translation of Registrant’s Name into English)

999 de Maisonneuve Boulevard West, Suite 1100, Montreal, Quebec, Canada, H3A 3L4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-                        .

WORLD COLOR PRESS INC.
(f/k/a Quebecor World Inc.)

Filed in this Form 6-K

Exhibit Index

99.1.	Material Change Report, dated July 31, 2009, including Appendix A thereto.

99.2.

Term Facility Credit Agreement dated as of July 21, 2009 among World Color Press Inc. and Novink (USA) Corp. (now named World Color (USA) Corp.), as borrowers, the subsidiary guarantors party thereto, Credit Suisse, General Electric Capital Corporation (“GECC”) and GE Canada Finance Holding Company (collectively, “GECFH”), and Wachovia Bank, National Association (“Wachovia”), as Co-Administrative Agents and Co-Collateral Agents, Credit Suisse, as Syndication Agent, GECC, GECFH and Wachovia, as Documentation Agents, Credit Suisse Securities (USA) LLC, GE Capital Markets, Inc., GE Capital Markets (Canada) Ltd. and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Co-Bookrunners, and the lenders party thereto.

99.3.

Credit Agreement dated as of July 21, 2009 among World Color Press Inc. and Novink (USA) Corp. (now named World Color (USA) Corp.), as borrowers, the subsidiary guarantors party thereto, GECC, Wells Fargo Foothill, LLC (“Wells”) and Credit Suisse, as Co-Administrative Agents, GECFH, as Canadian Agent and Canadian Collateral Agent, GECC, Wells and Credit Suisse, as Co-Collateral Agents, Wells, as Initial Issuing Bank, GMAC Commercial Finance LLC, as Syndication Agent, GE Capital Markets, Inc., GE Capital Markets (Canada) Ltd., Wells Fargo Securities, LLC and Credit Suisse Securities (USA) LLC, as Joint Lead Arrangers and Co-Bookrunners, and the lenders party thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLD COLOR PRESS INC.

By:	(/s) Marie-É. Chlumecky

Name:	Marie-É. Chlumecky
Title:	Corporate Secretary

Date:	August 4, 2009